# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Katapult Holdings, Inc., CIK 0001785424
CUSIP: 485859201
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1345 AVENUE OF THE AMERICAS 11TH FL, NEW YORK, New York (NY), 10105
Date of event which requires filing of this statement: 10/21/2025
Amends the filing with accession number 0001104659-25-097231
Filed by CIK 0001858703
Persons authorized to receive notices and communications: Karen Hager, c/o Blue Owl Capital Holdings LP, 399 Park Avenue, Floor 37, New York, New York (NY), 10022, (212) 419-3045

## Reporting persons
- Blue Owl Capital Holdings LP (CIK 0001858703): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 3,952,776; shared voting power 0; sole dispositive power 3,952,776; shared dispositive power 0; aggregate amount beneficially owned 3,952,776 (46.41% of the class)
  Comment: The reported securities represent (i) 5,421 shares of Common Stock, (ii) 662,264 shares of Common Stock issuable upon exercise of Warrants, and (iii) 3,285,091 shares of Common Stock issuable as Conversion Shares.
  
  The percentage of class is calculated based upon 4,569,546 shares of Common Stock outstanding as of August 8, 2025, as reported on the Issuer's 10-Q filed with the SEC on August 13, 2025, as increased by (i) 662,264 shares of Common Stock issuable upon exercise of the Warrants, and (ii) 3,285,091 shares of Common Stock issuable as Conversion Shares.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Katapult Holdings, Inc.
Address of issuer's principal executive offices: 1345 AVENUE OF THE AMERICAS 11TH FL, NEW YORK, New York (NY), 10105
Comment: This Amendment No. 3 (this "Amendment No. 3") amends and supplements the Original Schedule 13D filed on October 6, 2025, Amendment No. 1 filed on October 14, 2025, and Amendment No. 2 filed on October 20, 2025 (as so amended, the "Schedule 13D"). Except as set forth herein, the Original Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is amended and restated as follows:

The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Person is based upon 4,569,546 shares of Common Stock outstanding as of August 8, 2025, as reported on the Issuer's 10-Q filed with the SEC on August 13, 2025, as increased by (i) 662,264 shares of Common Stock issuable upon exercise of the Warrants, and (ii) 3,285,091 shares of Common Stock issuable as Conversion Shares.

The reported securities are held by various funds and accounts managed by the Reporting Person, including: Blue Owl Asset Income Fund IV LP, Blue Owl Asset Income Fund V LP, Blue Owl Asset Income Fund (Cayman) IV LP, Blue Owl Asset Income Fund (Cayman) V LP, Blue Owl Asset Special Opportunities Fund VII LP, Blue Owl Asset Special Opportunities Fund (Cayman) VII LP and ACM Alamosa (Cayman) Holdco LP (collectively, the "Funds").

This Amendment No. 3 is being filed solely due to changes in the Issuer's stock price, which increased the number of Conversion Shares acquirable pursuant to the Refinancing Agreement. The filing of this Statement shall not be deemed an admission of beneficial ownership by the Reporting Person for purposes of Section 13(d) or 13(g) or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows (7) through (10) of the cover page and Item 5(a) of this Schedule 13D is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions in Common Stock within last 60 days, as the reported change in beneficial ownership is a result solely of changes in the Issuer's stock price, which increased the number of Conversion Shares acquirable pursuant to the Refinancing Agreement.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Blue Owl Capital Holdings LP: /s/ Karen Hager, Karen Hager / Chief Compliance Officer (10/23/2025)